Exhibit 12.1

Broder Bros., Co. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

The following table sets forth the ratio of earnings to fixed charges of the Company for the fiscal years ended December 31, 2000, 2001, 2002, 2003 and 2004. For purposes of calculating the ratio of earnings to fixed charges, earnings represent income (loss) before income taxes plus fixed charges. Fixed charges consist of total interest expense and a one-third portion of operating lease expenses that management believes is representative of the interest component of operating leases. Earnings were insufficient to cover fixed charges by $1.3 million, $20.6 million and $2.9 million for the fiscal years ended December 31, 2002, 2003 and 2004, respectively.

	Fiscal Year Ended December 31,
	2000	2001	2002	2003	2004
(dollars in thousands)

Earnings:
Income (loss) before provision (benefit) for income taxes	$4,817	$1,667	$(1,313)	$(20,620)	$(2,854)
Plus: fixed charges	9,303	12,860	13,162	16,586	31,327

	14,120	14,527	11,849	(4,034)	28,473

Fixed Charges:
Interest expense	$8,275	$11,324	$11,430	$14,604	$28,541
Estimate of the interest within operating leases	1,028	1,536	1,732	1,982	2,786

	9,303	12,860	13,162	16,586	31,327

Earnings to fixed charges ratio	1.5x	1.1x	—	—	—